UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                  Sequential
     Exhibit                 Description                          Page Number
     -------                 -----------                          -----------

       1.         Press release dated September 6, 2005                4





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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ALVARION LTD.



Date: September 12, 2005            By: /s/ Dafna Gruber
                                       -----------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer





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

                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO              Carmen Deville
+972 3 645 6252                +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com
-------------------------      ---------------------------

                              FOR IMMEDIATE RELEASE


          T-COM OFFERS CUSTOMERS WIRELESS BROADBAND SERVICES IN A WiMAX
                   FIELD TRIAL USING ALVARION'S BREEZEMAX(TM)

     Deutsche Telekom Unit Evaluating WiMAX Technology as Complement to DSL
                      Services in Rural,Urban Service Areas

                                       ---


TEL AVIV, Israel, September 6, 2005 -- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that T-Com, the fixed line unit of Deutsche Telekom, has commenced a field trial of WiMAX technology to serve approximately 100 customers with broadband services who were previously unreachable by traditional DSL services using Alvarion's BreezeMAX 3500 system. The trial is based on regulatory testing licenses. T-Com has grown its DSL service to be one of the largest broadband networks in Europe with more than six million and seven hundred thousand small business and residential customers. T-Com is also known for its progressive approach in working with the latest technologies.


For the duration of the trial, which is scheduled to run until the end of March 2006, Alvarion's BreezeMAX base stations have been deployed in Swisttal and St.Augustin near Bonn, Germany, to provide wireless broadband services. This testing stage is part of an overall corporate evaluation of WiMAX technology that T-Com has been conducting, including extensive testing of BreezeMAX in the T-Com's Innovation Labs in Darmstadt. Siemens, Alvarion's long time broadband wireless partner, is serving as system integrator and maintenance supplier.


WiMAX technology (Worldwide Interoperability for Microwave Access) is a wireless alternative to cable and DSL technologies for last mile broadband access and can also be used to connect 802.11 (WiFi) hotspots to the Internet. Based on the IEEE 802.16 wireless broadband standard, WiMAX provides long service range distances, typically up to 30 km, and supports connectivity without a direct line of sight to a base station.


"We are pleased to reach the stage in which T-Com can offer their customers the benefits of WiMAX technology with our BreezeMAX platform and both companies can gain valuable field experience. We are proud to be working with Deutsche Telekom given its well-deserved reputation as a pioneer in implementing new technology in its networks," commented Zvi Slonimsky, CEO of Alvarion.


BreezeMAX(TM) is Alvarion's WiMAX-ready platform that uses OFDM technology for advanced non-line-of-sight (NLOS) functionality and is designed for operators to offer broadband IP-based data and voice services. Its carrier-class design supports broadband


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speeds and quality of service (QoS) to enable carriers to offer multiple services to thousands of subscribers in a single base station. Designed from the ground up according to the IEEE 802.16-2004 standard, the platform serves as a base for Alvarion's future mobile solution targeted towards the emerging IEEE 802.16e standard for mobile broadband services.


About T-Com

T-Com is the fixed-network unit of Deutsche Telekom AG. With approximately 42,1 million narrowband lines - including T-ISDN channels - and six million and seven hundred thousand broadband lines, T-Com is one of the largest fixed-network providers in Europe. All T-Com activities are based on state-of-the-art network infrastructures, including around 197,000 kilometers of optical fiber and an IP network in which a data volume of around 57,000 terabytes is transmitted every month. T-Com supports residential and small business customers in Germany, Hungary (via Magyar Telekom), Croatia (via T-Hrvatski Telekom) and Slovakia (via Slovak Telecom). In Germany T-Com offers basic fixed-network infrastructure services to other divisions in the Deutsche Telekom Group and third-party telecommunications enterprises. (http://www.t-com.de)


About Siemens

Siemens Communications is one of the largest players in the global telecommunications industry. Siemens is the only provider in the market that offers its customers a full-range portfolio, from devices for end users to complex network infrastructures for enterprises and carriers as well as related services. Siemens Communications is the world's innovation leader in convergent technologies, products and services for wireless, fixed and enterprise networks. It is the largest Group within Siemens and operates in more than 160 countries around the world. In fiscal 2004 (year-end September 30), its 60,000-strong workforce posted sales of approximately 18 billion euros.


About Alvarion

With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.


            Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.


For more information, visit Alvarion's World Wide Web site at www.alvarion.com


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This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.




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